                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number:  1-11376
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                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended:   Dec. 31, 2004
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:   The Allied Defense Group, Inc.
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Former name, if applicable:

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Address of principal executive office (Street and number):

                     8000 Towers Crescent Drive, Suite 260
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City, State and Zip Code:   Vienna, VA 22182
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As set forth in the Form 8-K filed on March 16, 2005, The Allied Defense Group, Inc. (the "Company") has concluded that it must restate its reported financial results for calendar years 2002 and 2003 to revise its method of accounting for foreign currency exchange contracts, and that it must finalize its financial results for 2004 consistent therewith. In the restatement, the Company will utilize derivative accounting in place of the hedge accounting that it has previously utilized in the preparation of its financial statements. The Company was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 because the Company has not yet completed the necessary calculations to implement derivative accounting and to finalize the financial statements. The Annual Report on Form 10-K for the year ended December 31, 2004 is expected to be filed on or before March 31, 2005.

                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

 Gresford Gray                          (703) 847-5268
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As set forth above, the Company is in the process of restating its financial statements for 2002 and 2003, and finalizing its financial statements for 2004, to implement the use of derivative accounting instead of hedge accounting in connection with the Company's foreign currency exchange contracts. The Company's preliminary analysis is that the use of derivative accounting will result in increased net earnings in 2002, a reduction in net earnings for 2003, and lower than anticipated net earnings for 2004. The Company cannot at this time quantify these anticipated changes as it is in the process of converting from hedge accounting to derivative accounting. Throughout 2004, the Company consistently stated that it expected 2004 to be less profitable than the preceding two years due to less work in 2004 from a large multi-year order. At present, the Company continues to believe that the net earnings for 2004 will be less than the restated net earnings for 2003.


                        The Allied Defense Group, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     3/16/05           By  /s/ Gresford Gray
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                                   Gresford Gray, Controller


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.